Exhibit 99.1

BIT Mining Limited to Invest in Cryptocurrency Mining in Kazakhstan

SHENZHEN, China May 24, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or “the Company”), a leading cryptocurrency mining enterprise, today announced that it has entered into a binding investment term sheet (the “Term Sheet”) with a Kazakhstan-based company (“Local Partner”) to jointly invest in a cryptocurrency mining data center in Kazakhstan (the “Kazakhstan Mining Data Center”).

Pursuant to the Term Sheet, the Company will invest a total amount of RMB60 million (US$9.33 million) to jointly construct and operate the Kazakhstan Mining Data Center. Once constructed, the total power capacity of the Kazakhstan Mining Data Center is expected to be 100MW. The Company will hold an 80% equity interest in the Kazakhstan Mining Data Center, with the Local Partner holding 20%.

Today the Company also announced that it has entered into two service agreements for its mining machines (“Service Agreements”), one with the Local Partner and one with another Kazakhstan-based company (collectively, the “Operation Managers”).

Pursuant to the Service Agreements, the Operation Managers will provide the Company with a comprehensive data center service package in Kazakhstan, including on-site machine hosting, broadband network support, security monitoring, server management and support, as well as assisting the Company with maintenance.

With the two Service Agreements entered into today, BIT Mining expects that its total power capacity devoted to cryptocurrency mining in Kazakhstan could eventually reach as high as 60MW. The Company will have access to total power capacity of 20MW under the Service Agreements starting from July 1, 2021.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s, owns three hydroelectric cryptocurrency data centers with a total power capacity of 435MW and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing (HK) Limited, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ir.btc.com (The Investor Relations website has switched to http://ir.btc.com.)

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com